UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Audentes Therapeutics, Inc.

(Name of Subject Company)

Audentes Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number of Class of Securities)

Matthew R. Patterson

Chief Executive Officer

Audentes Therapeutics, Inc.

600 California Street, 17th Floor

San Francisco, California 94108

(415) 818-1001

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Effie Toshav, Esq. Amanda Rose, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Mark Meltz, Esq. Senior Vice President and General Counsel Audentes Therapeutics, Inc. 600 California Street, 17th Floor San Francisco, California 94108 (415) 818-1001

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), with the Securities and Exchange Commission on December 16, 2019 (the “Schedule 14D-9”), relating to the offer by Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), to purchase all of the outstanding shares of Audentes common stock, par value $0.00001 per share (the “Shares”), at a purchase price of $60.00 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2019, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences at the end of the last paragraph under the subheading “U.S. Antitrust Laws” under the heading “Regulatory Approvals” on page 48 of the Schedule 14D-9:

“On December 23, 2019, the parties received early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the Offer Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure set forth below immediately after the subsection entitled “Annual and Quarterly Reports”:

“Certain Litigation

On December 18, 2019, John Thompson, a purported stockholder of Audentes, filed a putative securities class action complaint in the United States District Court for the District of Delaware against Audentes, the individual members of the Board, Astellas and Purchaser, captioned Thompson v. Audentes Therapeutics, Inc., et. al., Case No. 1:19-cv-02294-UNA (the “Thompson Complaint”). The Thompson Complaint asserts that the defendants named therein violated sections 14(e), 14(d), and 20(a) of the Exchange Act by omitting material information regarding the analyses performed by Centerview as Audentes’ financial advisor from the Schedule 14D-9 and that the individual members of the Board, Astellas and Purchaser acted as controlling persons of Audentes. The Thompson Complaint seeks, among other things, an order enjoining the defendants from consummating the transactions contemplated by the Merger Agreement and revisions to the Schedule 14D-9.

On December 20, 2019, Elaine Wang, a purported stockholder of Audentes, filed a complaint in the United States District Court for the Northern District of California against Audentes and the individual members of the Board, captioned, Wang v. Audentes Therapeutics, Inc., et. al, Case No. 3:19-cv-08324 (the “Wang Complaint”). The Wang Complaint asserts that the defendants named therein violated sections 14(e), 14(d), and 20(a) of the Exchange Act by omitting material information regarding the analyses performed by Centerview as Audentes’ financial advisor from the Schedule 14D-9. The Wang Complaint seeks, among other things, an order enjoining the defendants from consummating the transactions contemplated by the Merger Agreement unless and until the Schedule 14D-9 is revised to disclose additional information.

On December 20, 2019, Stephen Bushansky, a purported stockholder of Audentes, filed a complaint in the United States District Court for the Northern District of California against Audentes and the individual members of the Board, captioned Bushanksy v. Audentes Therapeutics, Inc., et. al, Case No. 3:19-cv-08348 (the “Bushansky Complaint”). The Bushansky Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by omitting material information from the Schedule 14D-9 regarding Audentes’ financial projections, the analyses performed by Centerview as Audentes’ financial advisor, Audentes’ insiders’ potential conflicts of interest and the background of the transactions. The Bushansky Complaint seeks, among other things, an order enjoining the defendants from consummating the transactions contemplated by the Merger Agreement.

Additional lawsuits may be filed against Audentes, the Board, Astellas, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Audentes Therapeutics, Inc.

By:	/s/ Mark Meltz
Name: Mark Meltz
Title: Senior Vice President and General Counsel
Date: December 27, 2019